Karen E. Anderson                                                                                                                                                                   VIA EDGAR

+1 858 550 6088

kanderson@cooley.com

August 24, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celeste M. Murphy

Re:	Metacrine, Inc.
Draft Registration Statement on Form S-1
Submitted July 12, 2018
CIK No. 0001634379

Dear Ms. Murphy:

Enclosed on behalf of our client, Metacrine, Inc. (the “Company”), is an amendment (“Amendment No. 1”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on July 12, 2018 (the “Original Draft Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 6, 2018 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

The Company respectfully notifies the Staff that, in accordance with the Compliance and Disclosure Interpretations related to the FAST Act, it reasonably believes that interim financial information as of June 30, 2018 will not be required to be presented separately at the time of the offering contemplated by the Registration Statement and, therefore, the Company has not updated the quarterly interim financial information in Amendment No. 1 which is being submitted as a draft registration statement.

Staff Comments and Company Responses

Prospectus Summary

Overview, page 1

1.

Prominently disclose at the outset that only your lead product candidate, MET409, is in the early clinical development stage and that your other research and development programs are currently in the discovery stage.

Response: The Company has revised the disclosure on pages 1, 64 and 75 of Amendment No. 1.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2018

Page Two

2.

We note your disclosure that you “have leveraged [y]our chemistry and biology platform to internally discover a proprietary portfolio of non-bile acid FXR agonists.” Describe in greater detail what you mean by your chemistry and biology platform.

Response: The Company has revised the disclosure on pages 1, 64 and 75 of Amendment No. 1 by replacing “platform” with “expertise,” which it believes is a more commonly understood term.

3.

We note your statement that you believe MET409 “has the potential to be a best-in-class NASH drug with a key differentiated safety and efficacy profile from other FXR agonists in development.” Given that safety and efficacy determinations are solely within the FDA’s authority, please remove or further qualify this statement.

Response: The Company has revised the disclosure on pages 1, 75, 76 and 79 of Amendment No. 1.

Our Approach, page 2

4.

We note your assertions that you are focused on innovative drug discovery and development and that your capabilities enable you to “quickly and purposefully design drugs.” Revise to balance the discussion of your approach to clarify that you currently have one product candidate in the early clinical stage.

Response: The Company has revised the disclosure on pages 2 and 77 of Amendment No. 1.

Risk Factors

MET409 is an FXR agonist, a class of drugs from which there are no approved therapies..., page 11

5.

Consider including risk factor disclosure here to reflect how the numerous other companies that are focused on developing treatments for NASH could impact the regulatory approval process for your FXR agonists.

Response: The Company has included risk factor disclosure on page 11 of Amendment No. 1.

Risks Related to our Common Stock and this Offering, page 47

6.

Provide risk factor disclosure discussing the provision in your amended and restated certificate of incorporation that the company has renounced any interest or expectancy in certain corporate opportunities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amended and restated certificate of incorporation which includes language renouncing any interest or expectancy in certain corporate opportunities will not be the certificate of incorporation that governs the Company following the offering. The Company will adopt a public company form of certificate of incorporation without such a provision, filed as Exhibit 3.2 to Amendment No. 1. Accordingly, the Company does not believe that risk factor disclosure on this provision will be helpful for investors in the offering.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2018

Page Three

Use of Proceeds, page 55

7.

In your use of proceeds disclosure, you should disclose an estimate of the portions of the proceeds that will be allocated to fund research and development activities for MET409 as well as the expansion of your pipeline in FXR and other drug targets. Specifically, please disclose your estimate of how the allocated proceeds from the offering will be used to advance the clinical development pipeline for each target.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the use of proceeds disclosure in a future amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Research and Development Expenses, page 65

8.	Provide more details about the breakdown of your research and development expenses between MET409 and your other product candidates.

Response: The Company has revised the disclosure on page 65 of Amendment No. 1 and will complete the information for the nine months ended September 30, 2017 and 2018 when it updates the Registration Statement with third quarter financial information.

Contractual Obligations and Commitments, page 69

9.

Provide greater detail regarding the certain clinical and regulatory milestone payments that you are required to make to The Salk Institute under the FXR License Agreement. Similarly, describe the nature of the royalty percentage that is based upon net sales of your products.

Response: The Company has revised the disclosure on page 70 of Amendment No. 1 to cross reference the description of the FXR license agreement on pages 87 and 88 of Amendment No. 1.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense, page 71

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment and will provide the explanation at the appropriate time.

Company Overview, page 76

11.

We note your disclosure that you have no significant product candidates in your pipeline other than MET409. Accordingly, you should remove the references to the inflammation and fibrosis “new targets” that are included in the table depicting your development pipeline. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.

Response: The Company has revised the table on pages 3 and 76 of Amendment No. 1.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2018

Page Four

Business

Our Approach to Drug Discovery and Development

Our Solution MET409 a Non-Bile Acid FXR Agonist for the Treatment of NASH, page 79

12.

With respect to your discussion of statistical significance for each of the studies and preclinical testings you reference, revise to include more detail about how you determined the data is statistically significant (e.g., the use of a p-value).

Response: The Company has revised the disclosure on page 80 of Amendment No. 1.

Competition, page 87

13.

Consider refining your discussion here to focus on the pipeline of various drugs being developed with the goal of treating NASH by numerous companies. Disclose how the company plans to differentiate itself from other companies pursuing treatment options.

Response: The Company has revised the disclosure on page 89 of Amendment No. 1 to add specific examples of the pipeline of other products in development for the treatment of NASH. The Company respectfully advises the Staff that the disclosure in other sections of the Business section of the Registration Statement highlights what the Company believes differentiates MET409 from other drugs in development (see e.g. page 79 of Amendment No. 1).

Intellectual Property, page 88

14.

We note your disclosure that you own seven patent families relating to additional FXR agonists. Provide more detail about these patents, including the type of protection (e.g., composition of matter, use, or process).

Response: The Company has revised the disclosure on page 89 of Amendment No. 1.

15.	Clarify here that you do not own any issued patents directed to your FXR therapeutic research program.

Response: The Company has revised the disclosure on page 89 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 127

16.

We note your license agreements with The Salk Institute for Biological Studies that require you to pay up to $6.5 million in milestone payments and a royalty percentage on future net sales. You state that your future capital requirements will, at least in part, depend on the timing of any milestone and royalty payments made to The Salk. We further note that each of your co-founders (who both serve on your board of directors) are employed by and/or serve on the board of trustees of The Salk. Provide us with your analysis and considerations as to why no related party disclosure is required for the agreements with The Salk.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com

United States Securities and Exchange

Commission

August 24, 2018

Page Five

Response: The Company respectfully directs the Staff to Instruction 6 to Item 404(a) of Regulation S-K, whereby a person who has a position or relationship with an entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of Item 404(a) of Regulation S-K if the interest arises only from such person’s position as a director of another corporation or organization that is a party to the transaction. Based, in part, on this instruction, the Company has determined that the agreement with The Salk is not a related party transaction based on Dr. Heyman’s service on the board of trustees of The Salk and his concurrent service on the Company’s board of directors. Further, with respect to Dr. Evans, while he is employed as a member of the faculty of The Salk, he is neither an officer nor a member of any governing board of The Salk and he does not own any equity in The Salk, a nonprofit institution.

General

17.	Your material collaboration and license agreements should be filed as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed its material collaboration and license agreement as an exhibit with Amendment No. 1.

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide such copies to the Staff under separate cover.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Anderson

Karen E. Anderson

cc:	Ken Song, M.D., Metacrine, Inc.
Cheston J. Larson, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000    f: (858) 550-6420    cooley.com